Genius Brands International, Inc.
8383 Wilshire Blvd., Suite 412

Beverly Hills, CA 90211

April 18, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-1
Filed on April 15, 2019
File No. 333-230856
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Monday, April 22, 2019, at 10:00 a.m. EST, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Very truly yours,

Genius Brands International, Inc.

/s/ Andy Heyward

Andy Heyward

Chief Executive Officer

cc:	Securities and Exchange Commission
Doug Jones

Genius Brands International, Inc.
Bob Denton, Chief Financial Officer
Michael Jaffa, General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.